Brian J. Gavsie, Esq.

Tel 954.768.8235

Fax 954.759.5535

gavsieb@gtlaw.com

July 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE Washington, D.C. 20549

Attn: Taylor Beech, Dietrich King

Re:	Home Plate Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted on June 8, 2021
CIK No. 0001863181

Dear Ms. Beech and Mr. King:

On behalf of Home Plate Acquisition Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for resubmission to the Securities and Exchange Commission (the “Commission”) via EDGAR Confidential Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (“Amendment No. 1”). Confidential Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Daniel Ciporin of the Company, dated July 1, 2021 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement submitted to the Commission on June 8, 2021. This letter provides responses to the Comment Letter.

For the Staff’s convenience, each comment contained in the Comment letter has been restated below in bold type and the response thereto appears immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1.

July 7, 2021

Draft Registration Statement on Form S-1 submitted on June 8, 2021

Prospectus Cover

1.

We note your disclosure on the prospectus cover that your anchor investors are unaffiliated with your sponsor team. In view of the disclosure on page 1 that the anchor investors invested in your Sponsor LLC (and accordingly have an indirect interest in founder shares and private placement warrants held by your sponsor), please tell us why you concluded that the anchor investors are not affiliates of the sponsor. Please refer to the definition of “affiliate” in Rule 405 under the Securities Act.

Response:

Rule 405 promulgated under the Securities Act of 1933 (as amended, the “Act”) provides that “[a]n affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified”.

The anchor investors (collectively, the “Anchor Investors”) are funds managed by UBS O’Connor LLC, a hedge fund within UBS Asset Management. The Anchor Investors (i) do not and will not, directly or indirectly, control Home Plate Sponsor LLC (the “Sponsor”) and (ii) are not and will not be, directly or indirectly, controlled by or under common control with the Sponsor. As disclosed in the prospectus contained in Amendment No. 1 (the “Prospectus”), the Sponsor is controlled by the Company’s founder, Chairman and Chief Executive Officer, Daniel Ciporin. Mr. Ciporin is not, directly or indirectly, an investor in, or an affiliate of, O’Connor or any of the Anchor Investors.

Mr. Ciporin is the sole manager of the Sponsor, and as such, has sole voting and sole dispositive power over all of the Sponsor’s founder shares and private placement warrants, including without limitation, the right to forfeit, transfer or otherwise dispose of the founder shares or the private placement warrants in connection with business combination without any further act, vote or approval of any member, including the Anchor Investors. Mr. Ciporin beneficially owns 67.4% of the voting interests in the Sponsor (with the Company’s Chief Financial Officer, Jonathan Rosenzweig, beneficially owning the remaining 32.6% of the voting interests in the Sponsor). Only holders of voting membership interests of the Sponsor have the ability to remove Mr. Ciporin as the manager. The Anchor Investors hold non-voting membership interests in the Sponsor and therefore do not have (i) the ability to remove Mr. Ciporin as the manager of the Sponsor or (ii) any voting, dispositive or other power over the Sponsor’s founder shares and private placement warrants.

July 7, 2021

For the foregoing reasons, the Company concluded that the Anchor Investors are not affiliates of the Sponsor (as defined in Rule 405 under the Act).

2.	Please disclose here the price per warrant at which Jefferies LLC will purchase warrants in the private placement.

Response:

In response to the Staff’s comment, the Company has added disclosure on the Prospectus cover page of the price per warrant at which Jefferies LLC will purchase warrants in the private placement.

The Offering

Founder shares conversion and anti-dilution rights, page 21

3.

You disclose here that the anti-dilution rights attached to the founder shares will result in the founder shares representing 20% of the outstanding common stock, but Section 4.3(b)(ii) of your Second Amended and Restated Charter provides that the anti-dilution adjustment will result in the founder shares representing 25% of the outstanding common stock. Please revise for consistency.

Response:

The Company confirms that its disclosure that the anti-dilution rights attached to the founder shares will result in the founder shares representing 20% of the outstanding common stock is correct throughout the prospectus (except with respect to one reference to 25% on page F-13, which has been corrected in Amendment No. 1). The Company respectfully notes, however, that Section 4.3(b)(ii) of its form of Amended and Restated Charter (attached as Exhibit 3.2 of the Registration Statement) does not provide that the anti-dilution adjustment will result in the founder shares representing 25% of the outstanding common stock but rather does provide for anti-dilution protection for the holders of shares of Class B common stock in certain circumstances based on an adjustment to the conversion ratio that includes a numerator which is equal to the sum of (A) 25% of all shares of Class A common stock issued or issuable by the Company in certain circumstances plus (B) the number of shares of Class B common stock issued and outstanding prior to the closing of the initial business combination (and a denominator which is equal to the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial business combination). After giving effect to the adjustments in the circumstances described therein, the anti-dilution protection provisions will result in the founder shares representing 20% of the outstanding common stock, and accordingly, the Company does not believe that there is any inconsistency between its description of the anti-dilution rights attached to the founder shares and Section 4.3(b)(ii) of its Amended and Restated Charter.

July 7, 2021

The Offering

Expressions of Interest, page 23

4.

We note your disclosure that, assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised, only 1,250,001 (or 6.25%) of the 20,000,000 public shares sold in this offering would need to be voted in favor of an initial business combination in order to approve it. Given the anchor investors have expressed interest in purchasing up to 1,999,999 units to be sold in this offering, and also have an indirect interest in founder shares and private placement warrants held by your sponsor, please expand your statement here, and elsewhere in your filing, that “a smaller portion” of affirmative votes from other public stockholders would be required to approve a business combination to explicitly state that in certain circumstances, no affirmative votes from other public stockholders would be required to approve a business combination. Please also include disclosure that the anchor investors’ interest in the founder shares and private placement warrants may provide an incentive to vote in favor of any business combination, regardless of whether the anchor investors have agreed to vote their shares in favor of any business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 88 and 132 of Amendment No. 1 to (i) explicitly state that, in certain circumstances, no affirmative votes from other public stockholders would be required to approve a business combination and (ii) include disclosure that the Anchor Investors’ interest in the founder shares and private placement warrants may provide an incentive to vote in favor of any business combination, regardless of the fact that the Anchor Investors have not entered into any agreement with the Company to do so.

July 7, 2021

Risk Factors

We may engage our underwriter or one of its affiliates to provide additional services to us after this offering…, page 54

5.	Please revise this risk factor to address the private placement warrants Jefferies will purchase in connection with this offering.

Response:

In response to the Staff’s comment, the Company has revised the risk factor on page 54 of Amendment No. 1 to address the private placement warrants Jefferies will purchase in connection with this offering.

Registration Rights, page 149

6.

Please clarify here, if true, that under the registration rights agreement your sponsor has the right to fill up to three of your director positions, and not just the two currently disclosed. In this regard, we note Section 5.1.1 of the agreement filed as Exhibit 10.2 gives the sponsor the right to appoint three directors to your board. Please update the prospectus as necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 121 and 149 of Amendment No. 1 to clarify that under the registration rights agreement the Company’s sponsor has the right to fill up to three of the Company’s director positions.

General

7.

We note that your anchor investor has expressed an interest to purchase up to an aggregate of 1,999,999 units in the offering. We also note your disclosure that the anchor investor may purchase more than the amount for which it expressed an interest in buying. So that investors will be able to determine the minimum amount of your units that will enter the public market through sales to the public, as opposed to the anchor investor, please disclose any ceiling on the amount that may be purchased by the anchor investor. Please also disclose whether the securities held by the anchor investor will be subject to any lockup provisions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the Prospectus cover and pages 23, 88, 129 and 132 of Amendment No. 1 to clarify that (i) the

July 7, 2021

Anchor Investors have only expressed to the Company an interest in purchasing up to an aggregate of 1,999,999 units in this offering (or 2,299,999 units if the underwriter’s over-allotment option is exercised in full) (and that they may purchase fewer or no units in this offering) and (ii) the securities held by the Anchor Investors will not be subject to any lockup provisions.

If you have any questions related to this letter, please contact the undersigned at (954)768-8235.

Sincerely,

/s/ Brian J. Gavsie
Brian J. Gavsie